OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response...	14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Stream Global Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number)

Michael Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA 90067-3206

310.557.2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 378981104	13D	Page 2 of 14 Pages

1.	Names Of Reporting Persons. Ares Corporate Opportunities Fund II, L.P.
2.	Check The Appropriate Box If A Member Of A Group (See Instructions) (A) ☐ (B) ☒
3.	Sec Use Only
4.	Source Of Funds (See Instructions) OO
5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E)	☐
6.	Citizenship Or Place Of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 32,500,000 (See Items 4, 5 and 6)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 32,500,000 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 32,500,000 (See Items 4, 5 and 6)
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent Of Class Represented By Amount In Row (11) 52.1%
14.	Type Of Reporting Person (See Instructions) PN

CUSIP No. 378981104	13D	Page 3 of 14 Pages

1.	Names Of Reporting Persons. ACOF Management II, L.P.
2.	Check The Appropriate Box If A Member Of A Group (See Instructions) (A) ☐ (B) ☒
3.	Sec Use Only
4.	Source Of Funds (See Instructions) OO
5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E)	☐
6.	Citizenship Or Place Of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 32,500,000 (See Items 4, 5 and 6)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 32,500,000 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 32,500,000 (See Items 4, 5 and 6)
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent Of Class Represented By Amount In Row (11) 52.1%
14.	Type Of Reporting Person (See Instructions) PN

CUSIP No. 378981104	13D	Page 4 of 14 Pages

1.	Names Of Reporting Persons. ACOF Operating Manager II, L.P.
2.	Check The Appropriate Box If A Member Of A Group (See Instructions) (A) ☐ (B) ☒
3.	Sec Use Only
4.	Source Of Funds (See Instructions) OO
5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E)	☐
6.	Citizenship Or Place Of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 32,500,000 (See Items 4, 5 and 6)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 32,500,000 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 32,500,000 (See Items 4, 5 and 6)
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent Of Class Represented By Amount In Row (11) 52.1%
14.	Type Of Reporting Person (See Instructions) PN

CUSIP No. 378981104	13D	Page 5 of 14 Pages

1.	Names Of Reporting Persons. Ares Management LLC
2.	Check The Appropriate Box If A Member Of A Group (See Instructions) (A) ☐ (B) ☒
3.	Sec Use Only
4.	Source Of Funds (See Instructions) OO
5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E)	☐
6.	Citizenship Or Place Of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 32,500,000 (See Items 4, 5 and 6)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 32,500,000 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 32,500,000 (See Items 4, 5 and 6)
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent Of Class Represented By Amount In Row (11) 52.1%
14.	Type Of Reporting Person (See Instructions) OO

CUSIP No. 378981104	13D	Page 6 of 14 Pages

1.	Names Of Reporting Persons. Ares Partners Management Company LLC
2.	Check The Appropriate Box If A Member Of A Group (See Instructions) (A) ☐ (B) ☒
3.	Sec Use Only
4.	Source Of Funds (See Instructions) OO
5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E)	☐
6.	Citizenship Or Place Of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 32,500,000 (See Items 4, 5 and 6)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 32,500,000 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 32,500,000 (See Items 4, 5 and 6)
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent Of Class Represented By Amount In Row (11) 52.1%
14.	Type Of Reporting Person (See Instructions) OO

CUSIP No. 378981104	13D	Page 7 of 14 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 125 High Street, 30th Floor, Boston, Massachusetts 02110.

Item 2.	Identity and Background

(a) This statement is being filed jointly by (i) Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), (ii) ACOF Management II, L.P. (“ACOF Management II”), (iii) ACOF Operating Manager II, L.P. (“ACOF Operating II”), (iv) Ares Management LLC (“Ares Management”), and (v) Ares Partners Management Company, LLC (“APMC”) (collectively, the “Ares Entities” or the “Reporting Persons”).

(b) The address of the principal business and principal office of each of the Ares Entities is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The principal business of ACOF II is investing in securities. Ares Management, ACOF Management II and ACOF Operating II are principally engaged in the business of investment management. The general partner of ACOF II is ACOF Management II, and the general partner of ACOF Management II is ACOF Operating II. ACOF Operating II is indirectly controlled by Ares Management, which, in turn, is indirectly controlled by APMC. Antony P. Ressler is the manager of APMC. Each of Mr. Ressler, the Ares Entities (other than ACOF II, with respect to the securities held by ACOF II) and the partners, members and managers of the ACOF Entities, disclaims beneficial ownership of these securities; and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes. The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Preferred Stock Purchase Agreement, dated as of June 2, 2008, as amended, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference (the “Purchase Agreement”), between ACOF II and the Issuer, ACOF II purchased 150,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”) for an aggregate purchase price of $150,000,000. Pursuant to a Warrant Purchase Agreement, dated as of June 2, 2008, as amended on June 25, 2008, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference (the “Warrant Purchase Agreement”), among ACOF II and certain founding stockholders of the Issuer, ACOF II purchased warrants to purchase up to 7,500,000 shares of Common Stock at a price of $6.00 per share (the “Warrants”) for an aggregate purchase price of $7,500. The purchase of the Preferred Stock and the Warrants was financed with cash on hand from contributions of partners of ACOF II. All such contributions were in the ordinary course and pursuant to investor commitments to ACOF II.

Item 4.	Purpose of Transaction

ACOF II has acquired the shares of Preferred Stock and Warrants reported in Item 5, and currently holds such stock and warrants, for investment purposes. Under the terms of the Certificate of Designations (as defined below) and the Stockholders Agreement (as defined below), ACOF II is currently entitled to elect three directors to the Issuer’s board of directors (the “Board”). Effective as of the closing of the transactions

CUSIP No. 378981104	13D	Page 8 of 14 Pages

contemplated by the Purchase Agreement on August 7, 2008 (the “Closing”), Messrs. David Kaplan, Jeffrey Schwartz and Nate Walton, who are officers of and otherwise associated with certain of the Ares Entities, were appointed to serve on the Board until the next annual meeting of the Issuer’s stockholders.

The Issuer commenced a tender offer on August 7, 2008 (the “Tender Offer”) using the proceeds from the issuance of the Preferred Stock to purchase from its stockholders up to 20,757,046 of the outstanding shares of Common Stock at a price of $8.00 per share.

The Ares Entities may in the future exercise any and all of their rights in a manner consistent with their equity interest, contractual rights and restrictions and other duties, if any. In addition, the Ares Entities may, individually or in the aggregate, from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock, Preferred Stock and Warrants or otherwise pledge their interest in the Common Stock, Preferred Stock and Warrants of the Issuer as a means of obtaining liquidity or as credit support for loans for any purpose. These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, changes in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time the Ares Entities and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

Except as set forth in this Schedule 13D, none of the Ares Entities presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate Number and Percentage of Securities. See items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Ares Entities, which numbers include 7,500,000 shares of Common Stock issuable upon exercise of warrants exercisable at any time after October 17, 2008 owned by the Reporting Persons.

(b)	Power to Vote and Dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Transactions within the past 60 days. Except for the information set forth or incorporated by reference herein or in Items 3, 4 and 6, which is incorporated by reference herein, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the transactions described in this Schedule 13D, (i) ACOF II was granted certain rights to designate individuals to serve on the Board and (ii) ACOF II entered into (a) the Purchase Agreement, (b) the Warrant Purchase Agreement, (c) the Stockholder’s Agreement, dated as of August 7, 2008, with the Issuer (“Stockholder’s Agreement”), (d) the Management Rights Letter, dated as of August 7, 2008, with the Issuer (“Management Rights Letter”) and (e) the Registration Rights Agreement, dated as of August 7, 2008, with the Issuer (“Registration Rights Agreement”), certain provisions of which are described below and which are attached hereto as Exhibits 1, 2, 4, 5 and 6, respectively.

CUSIP No. 378981104	13D	Page 9 of 14 Pages

Certificate of Designations

On August 7, 2008, the Issuer filed the certificate of designations attached hereto as Exhibit 3 and incorporated herein by reference (the “Certificate of Designations”) with the Delaware Secretary of State, stating the designation and number of shares, and fixing the relative designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Preferred Stock.

As set forth in the Certificate of Designations, the Preferred Stock has the following features:

Rank

The Preferred Stock ranks senior to the Common Stock and all other equity or equity equivalent securities for purposes of any Liquidation Event (as defined in the Certificate of Designations).

Liquidation Preference

Upon a Liquidation Event, a holder of Preferred Stock will have a liquidation preference equal to the greater of (x) the stated value for each share of Preferred Stock then held by it (as adjusted for any stock split, stock dividend, stock combination or other similar transaction with respect to the Preferred Stock), and (y) the amount per share that would be payable to a holder of Preferred Stock had all shares of Preferred Stock been converted into Common Stock immediately prior to such Liquidation Event. At the request of any holder of Preferred Stock, Fundamental Transactions (as defined in the Certificate of Designations) will be treated as Liquidation Events with respect to such holder of Preferred Stock.

Dividends

The Preferred Stock will be entitled to cumulative dividends, accruing at an annual rate of 3%, payable semi-annually in arrears. Such dividends are payable in cash or by adding the amount of accrued dividends per share of Preferred Stock to the stated value of that share. Upon the occurrence of certain events during the first seven years following the issuance of the Preferred Stock, including a bankruptcy, liquidation, acquisition, change of control, or tender offer, all dividends that would be payable during such period will accelerate.

Conversion

Holders of Preferred Stock may convert their shares to Common Stock at any time; provided that if less than 20% of the originally issued Preferred Stock remains outstanding after such conversion, then all shares must be converted at that time. Under certain conditions and at least two years after the original issuance, the Issuer may also require conversion of all outstanding shares of Preferred Stock (subject to certain limitations).

Redemption

Beginning on August 7, 2015, a Preferred Stock holder may require the Issuer to redeem its Preferred Stock for cash in an amount equal to the stated value at that time plus all accrued and unpaid dividends that have not been added to the stated value (the “Cash Redemption Price”). If the Common Stock as Converted Cash Value (as defined in the Certificate of Designations) exceeds the Cash Redemption Price, the Preferred Stock holder will receive shares of Common Stock equivalent to the difference in value. On or after August 7, 2015, the Issuer may redeem any outstanding Preferred Stock for the Cash Redemption Price plus, if the Common Stock as Converted Cash Value exceeds the Cash Redemption price, shares of Common Stock equivalent in value to the difference. If less than 20% of the originally issued Preferred Stock remain outstanding after such redemption, all remaining shares must be redeemed at that time.

Voting Rights

The holders of the Preferred Stock will be entitled to vote on all matters on which holders of Common Stock are entitled to vote on an as-converted basis, except as provided below with respect to the election of directors. In addition, so long as shares of the Preferred Stock remain outstanding, an affirmative vote of the holders of a majority of shares of Preferred Stock then outstanding is required to (i) alter or change the powers, preferences, or rights of the holders of Preferred Stock or alter or amend the Certificate of Designations; (ii) authorize or create any class or series of stock ranking senior to or otherwise pari passu with the Preferred Stock; (iii) increase the authorized number of shares of Preferred Stock; (iv) pay or declare any dividend or make any distribution on, or redeem or acquire, any junior securities (except pro rata stock dividends on the Common Stock payable in additional shares of

CUSIP No. 378981104	13D	Page 10 of 14 Pages

Common Stock); (v) liquidate or enter into a Fundamental Transaction (as defined in the Certificate of Designations) if the consideration payable with respect to each share of Preferred Stock is equal to or less than 150% of the Conversion Price; or (vi) enter into any agreement with respect to the foregoing. The protective right set forth above in (iv) terminates if (A) less than 30% of the originally issued shares of Preferred Stock remain outstanding or (B) if the outstanding Preferred Stock represents, in the aggregate, less than 20% of the total number of shares of Common Stock then outstanding (assuming the conversion of all then outstanding shares of Preferred Stock). The protective right set forth in (v) terminates on the date that both (A) and (B) have occurred.

Board Designation Rights

ACOF II, as the original purchaser of the Preferred Stock, does not vote in any election or removal of directors of the Issuer elected or removed generally by the holders of Common Stock. Instead, at each election of directors, ACOF II shall be entitled to elect such number of directors equal to the product of (x) a fraction, the numerator of which is the number of shares of Common Stock into which the shares of Preferred Stock then owned by ACOF II and its Affiliates (as defined in the Certificate of Designations) are convertible, and the denominator of which is the total number of shares of Common Stock then outstanding (assuming the conversion of all then outstanding shares of Preferred Stock), and (y) the total number of directors as established in accordance with the Issuer’s bylaws. Notwithstanding the foregoing, ACOF II shall at all times have the right to elect the minimum number of directors set forth in each of clauses (i), (ii) and (iii) below so long as the ownership requirements set forth in such clauses are satisfied: (i) during such time as ACOF II and its Affiliates (as defined in the Certificate of Designations) own at least 50% of the originally issued shares of Preferred Stock, ACOF II is entitled to elect at least two directors to the Issuer’s board of directors, (ii) during such time as ACOF II and its Affiliates own shares that are collectively convertible into at least 17,850,000 shares of Common Stock, ACOF II is entitled to elect at least three directors to the Issuer’s board of directors and (iii) during such time as ACOF II and its Affiliates own at least 25% of the originally issued shares of Preferred Stock or owns shares of Preferred Stock, Common Stock or securities convertible into or exercisable for Common Stock representing at least 10% of the total number of shares of Common Stock then outstanding (assuming the conversion of all then outstanding shares of Preferred Stock) of the Issuer, ACOF II is entitled to elect at least one director to the Issuer’s board of directors. Notwithstanding the foregoing, at any time ACOF II and its Affiliates own less than 75% of the originally issued shares of Preferred Stock and do not own shares of Preferred Stock, Common Stock or securities convertible into or exercisable for Common Stock representing more than 10% of the total number of shares of Common Stock then outstanding (assuming the conversion of all then outstanding shares of Preferred Stock) of the Issuer, ACOF II will not be entitled to elect any directors to the Issuer’s board of directors but shall have the right to vote in any election or removal, with or without cause, of directors of the Issuer elected or removed generally by the holders of the Common Stock. Directors elected pursuant to these special voting rights can be removed and replaced at any time by the holders of Preferred Stock without cause.

Stockholder’s Agreement

Pursuant to the Stockholder’s Agreement, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference, at any time that the composition of the board of directors or board of managers of any subsidiary of the company is not identical to the Board, ACOF II is entitled to a proportional number of board seats on such board as ACOF II has on the Board.

Right of First Refusal

Also pursuant to the Stockholder’s Agreement, ACOF II has a right of first refusal, which entitles ACOF II to purchase a Proportionate Amount (as defined in the Stockholder’s Agreement) of any shares of Common Stock or any other equity securities of the Issuer as the Issuer issues, sells, or exchanges to any other entity.

Approval Rights

Under the Stockholder’s Agreement, as long as ACOF II holds at least (i) 30% of the shares of Preferred Stock issued pursuant to the Purchase Agreement and (ii) 20% by voting power of the outstanding capital stock of the Issuer, the approval by the holders of a majority of outstanding shares of Preferred Stock is required for the Issuer to take certain significant corporate actions, including, without limitation, making acquisitions where the purchase price for such acquisition exceeds $50 million, issuing or selling additional shares of capital stock of the Issuer (except as permitted in the Stockholder’s Agreement), or creating, incurring or assuming any additional indebtedness for borrowed money.

CUSIP No. 378981104	13D	Page 11 of 14 Pages

Management Rights Letter

On August 7, 2008, the Issuer and ACOF II entered into the Management Rights Letter, attached hereto as Exhibit 5 and incorporated herein by reference. The Issuer granted ACOF II certain contractual management rights relating to the Issuer, including the right to (i) consult with and advise the management of the Issuer and its subsidiaries, (ii) receive copies of all documents, reports and financial data and inspect any of the properties of the Issuer and its subsidiaries, (iii) designate a non-voting representative on the Issuer’s board of directors should ACOF II not have a representative designated to serve on the Issuer’s board, and (iv) receive financial statements, as set forth therein.

Warrant Purchase Agreement and related agreements

Pursuant to the Warrant Purchase Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference, ACOF II purchased warrants from certain founding stockholders of the Issuer to purchase up to 7,500,000 shares of Common Stock at a strike price of $6.00 per share for an aggregate purchase price of $7,500. The warrants expire on October 17, 2011, have been placed in escrow until July 31, 2009, and are exercisable any time after October 17, 2008. Pursuant to the Purchase Agreement, the Issuer has agreed to use its best efforts to obtain all appropriate consents in order for ACOF II to exchange the warrants for new warrants for an equal number of shares of Common Stock, with an exercise price of $6.00 per share, a term of ten years from the closing of the Preferred Stock issuance, not subject to redemption and otherwise substantially the same as the Founder Warrants (as defined in the Purchase Agreement), and will take all action necessary to issue such replacement warrants as soon as practicable, but in any event not later than August 3, 2009.

Registration Rights Agreement

The Registration Rights Agreement, a copy of which is attached hereto as Exhibit 6 and incorporated herein by reference, provides shelf, demand, and piggy-back registration rights with respect to the resale of the shares of Common Stock issuable upon conversion of the Preferred Stock or exercise of the Warrants.

The foregoing summary of the Purchase Agreement, the Warrant Purchase Agreement, the Certificate of Designations, the Stockholder’s Agreement, the Management Rights Letter, the Registration Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Purchase Agreement, the Warrant Purchase Agreement, the Certificate of Designations, the Stockholder’s Agreement, the Management Rights Letter and the Registration Rights Agreement, listed as Exhibits 1, 2, 3, 4, 5 and 6 hereto, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Preferred Stock Purchase Agreement, by and among the Issuer and ACOF II, dated as of June 2, 2008 (incorporated by reference to Exhibit 10.1 to the current report on Form 8–K of the Issuer filed on June 5, 2008), as amended by Amendment No. 2 to the Preferred Stock Purchase Agreement, dated as of July 17, 2008 (incorporated by reference to Exhibit 10.1 to the current report on Form 8–K of the Issuer filed on July 22, 2008).

Exhibit 2	Warrant Purchase Agreement, by and among certain founding stockholders and ACOF II, dated as of June 2, 2008, with Amendment No. 1, dated as of June 25, 2008.

Exhibit 3	Certificate of Designations, dated as of August 7, 2008 (incorporated by reference to Exhibit 10.2 to the current report on Form 8–K of the Issuer filed on July 22, 2008).

Exhibit 4	Stockholder’s Agreement between ACOF II and the Issuer, dated as of August 7, 2008 (incorporated by reference to Exhibit 10.3 to the current report on Form 8–K of the Issuer filed on June 5, 2008).

Exhibit 5	Management Rights Letter between ACOF II and the Issuer, dated as of August 7, 2008 (incorporated by reference to Exhibit 10.5 to the current report on Form 8–K of the Issuer filed on June 5, 2008).

Exhibit 6	Registration Rights Agreement between the Issuer and ACOF II, dated as of August 7, 2008 (incorporated by reference to Exhibit 10.6 to the current report on Form 8–K of the Issuer filed on June 5, 2008).

CUSIP No. 378981104	13D	Page 12 of 14 Pages

Exhibit 99.1	Joint Filing Agreement, dated as of August 14, 2008, by and among Ares Partners Management Company LLC, Ares Management LLC, ACOF Management II, L.P., ACOF Operating Manager II, L.P., and Ares Corporate Opportunities Fund II, L.P.

CUSIP No. 378981104	13D	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 2008

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its Manager

/s/ Joshua M. Bloomstein
	By:	Joshua M. Bloomstein
	Its:	Authorized Signatory

ACOF MANAGEMENT II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its General Partner

/s/ Joshua M. Bloomstein
	By:	Joshua M. Bloomstein
	Its:	Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

/s/ Joshua M. Bloomstein
By:	Joshua M. Bloomstein
Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Joshua M. Bloomstein
By:	Joshua M. Bloomstein
Its:	Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael D. Weiner
By:	Michael D. Weiner
Its:	Authorized Signatory

CUSIP No. 378981104	13D	Page 14 of 14 Pages

EXHIBIT INDEX

Exhibit 1	Preferred Stock Purchase Agreement, by and among the Issuer and ACOF II, dated as of June 2, 2008 (incorporated by reference to Exhibit 10.1 to the current report on Form 8–K of the Issuer filed on June 5, 2008), as amended by Amendment No. 2 to the Preferred Stock Purchase Agreement, dated as of July 17, 2008 (incorporated by reference to Exhibit 10.1 to the current report on Form 8–K of the Issuer filed on July 22, 2008).

Exhibit 2	Warrant Purchase Agreement, by and among certain founding stockholders and ACOF II, dated as of June 2, 2008, with Amendment No. 1, dated as of June 25, 2008.

Exhibit 3	Certificate of Designations, dated as of August 7, 2008 (incorporated by reference to Exhibit 10.2 to the current report on Form 8–K of the Issuer filed on July 22, 2008).

Exhibit 4	Stockholder’s Agreement between ACOF II and the Issuer, dated as of August 7, 2008 (incorporated by reference to Exhibit 10.3 to the current report on Form 8–K of the Issuer filed on June 5, 2008).

Exhibit 5	Management Rights Letter between ACOF II and the Issuer, dated as of August 7, 2008 (incorporated by reference to Exhibit 10.5 to the current report on Form 8–K of the Issuer filed on June 5, 2008).

Exhibit 6	Registration Rights Agreement between the Issuer and ACOF II, dated as of August 7, 2008 (incorporated by reference to Exhibit 10.4 to the current report on Form 8–K of the Issuer filed on June 5, 2008).

Exhibit 99.1	Joint Filing Agreement, dated as of August 14, 2008, by and among Ares Partners Management Company LLC, Ares Management LLC, ACOF Management II, L.P., ACOF Operating Manager II, L.P., and Ares Corporate Opportunities Fund II, L.P.